

June 6, 2023

Gianfranco Truffello
Chief Financial Officer
Arauco and Constitution Pulp, Inc.
Avenida El Golf 150
14th Floor
7550107 Las Condes, Santiago Chile

> **Re: Arauco and Constitution Pulp, Inc.**
> **Form 20-F for the Year Ended December 31, 2022**
> **Form 6-K furnished March 29, 2023**
> **File No. 033-99720**

Dear Gianfranco Truffello:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2022

Financial Statements
Notes to Consolidated Financial Statements as of December 31, 2022 and 2021
Note 16. Interest in Joint Arrangements, page F-64

1. We note from page F-65 that the income of Celulosa y Energia Punta Pereira S.A. is material to your net income for the year ended December 31, 2022. In this regard, please clarify your ownership percentage of this entity and your consideration of providing financial statements under Instruction 1 to Item 8 of Form 20-F and Article 3-09 of Regulation S-X.

Exhibits 12.1, 12.2 and 13.1, page 1

2. Please amend to provide signed certifications in your Form 20-F.

<u>Form 6-K furnished March 29, 2023</u>

<u>Press Release 4Q 2022, page 12</u>

3.   We note your calculation of the non-IFRS measure you identify as "free cash flow" appears to differ from the standard calculation of this measure (i.e., cash flows from operations less capital expenditures). In order to avoid potential confusion, please revise the title of your non-IFRS measure in future filings to "adjusted free cash flow" or something similar. Refer to Question 102.07 of the Division of Corporation Finance's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

     In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     You may contact Heather Clark at 202-551-3624 or Melissa Gilmore at 202-551-3777 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing